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                                March 29, 2022

       Zhizhuang Miao
       Chief Executive Officer
       Global Lights Acquisition Corp
       Room 902, Unit 1, 8th Floor, Building 5
       No. 201, Tangli Road
       Chaoyang District, Beijing 100123
       The People   s Republic of China

                                                        Re: Global Lights
Acquisition Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 4,
2022
                                                            CIK No. 0001897971

       Dear Mr. Miao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.. Unless we note otherwise, our references to prior comments are to comments in our
       January 26, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 4, 2022

       General

   1. We note that all of your officers and directors are located outside of the United States.
                                                        Please include a
separate section on enforcement of liabilities addressing the ability of shareholders to enforce
their legal rights under United States securities laws. Please revise the risk factor
on page 77 to clarify that all your officers and directors are located in the PRC.
 Zhizhuang Miao
FirstName  LastNameZhizhuang
Global Lights Acquisition Corp Miao
Comapany
March      NameGlobal Lights Acquisition Corp
       29, 2022
March2 29, 2022 Page 2
Page
FirstName LastName
Cover Page

2. We note your response to comment 1. Please disclose prominently that your principal executive offices are located in China, the SPAC Sponsor is located in China, and all your executive officers and/or directors are located in or have significant ties to China. Clarify that the VIE structure involves unique risks to investors.
3. We note your revised language in the sixth, seventh and eighth paragraphs in response to comment 1. Clarify that the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Also clarify that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in
         your or the target company   s post-combination operations and/or a
material change in the
         value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure regarding recent statements and
         regulatory actions by China   s government should also clarify the
risks that impact you and
         your business on a post-combination basis to accept foreign investments or list on an U.S.
         or other foreign exchange.
4. We note your response to comment 2 and your disclosure that you have not made any dividends or distributions to your shareholders. Please also clarify whether any transfers have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.
5. You state that you, your sponsor and all of your executive officers and directors are located in or have significant ties to the PRC. Given the risks of doing business in the
         PRC, please revise the cover page to disclose that the location of your sponsor and executive officers and directors may make you a less attractive partner to a non-China- or non-Hong Kong-based target company, which may therefore make it more likely for you to consummate a business combination in the PRC.
6. Please include page numbers for the risk factor cross-references. Summary, page 1

7.       We note your response to comment 3. Please disclose that the company may incur
         substantial costs to enforce the terms of the VIE arrangements. Also disclose the challenges the company may face enforcing these contractual agreements due to jurisdictional limits.
8. We note your response to comment 4. Please disclose the risks on page 36 in a series of bullet points and provide cross-references to the more detailed discussion of these risks in the prospectus. Also describe significant regulatory and enforcement risks. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control
 Zhizhuang Miao
Global Lights Acquisition Corp
March 29, 2022
Page 3
         over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.
9. We note your response to comment 5. With respect to your operations, please state in this section of the prospectus whether you or the post-combination company may be covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations. We note your disclosure that your operations may be adversely affected in the future, directly or indirectly, by existing or future relevant laws and regulations if the PRC government takes the view that its approval is required. Please describe in greater detail in this section of the prospectus the consequences to you and your investors if you or the post-combination company: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
10. We note your response to comment 8. Please include this disclosure on the cover page
         and clarify your reference to    30 months    and each extension of
three months.    Also
         clarify throughout the prospectus where you describe the business combination completion within 24 months that this period may be extended.
11. We note your disclosure on page 10 that there are no PRC laws and regulations (including the China Securities Regulatory Commission, or the CSRC, Cyberspace Administration of
         China, or the CAC, or any other government entity) in force explicitly requiring that you obtain permission from PRC authorities for this offering or to issue securities to foreign investors. Please disclose how the company reached this determination.
12. Please disclose in this section of the prospectus that the legal and regulatory risks associated with being based in China may make you a less attractive partner in an initial business combination than a SPAC without any ties to China or Hong Kong. Please also state that your ties to China may make it harder for you to complete an initial business combination with a target company without any such ties. Please also state this in the summary risk factors, as well as in the risk factor section of the prospectus.
13. Please address in this section and the risk factor section of the prospectus any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights
Risk Factors, page 38
FirstName LastNameZhizhuang Miao
14. We note your disclosure on page 66 that you are not required to obtain any permission
Comapany
       fromNameGlobal    Lights Acquisition
            any PRC governmental            Corp
                                   authorities to operate your business as
currently conducted.
March Please  disclose
       29, 2022  Page 3how the company reached this determination.
FirstName LastName
 Zhizhuang Miao
FirstName  LastNameZhizhuang
Global Lights Acquisition Corp Miao
Comapany
March      NameGlobal Lights Acquisition Corp
       29, 2022
March4 29, 2022 Page 4
Page
FirstName LastName
15. We note your response to comment 10. Please clarify in the risk factor heading that the contractual arrangements refer to a variable interest entity structure.
16. We note your response to comment 14. Please clarify the risks to your process of searching for a target and completing an initial business combination. You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at
202-551-3856 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Dan Ouyang